                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                        ONE CORPORATE DRIVE
                                                     SHELTON, CONNECTICUT 06484

                                                               Rider
                                                 Percentage of Growth Death Benefit

This Rider is attached to your deferred annuity.  If the terms of the Annuity and those of this Rider conflict, the provisions of this Rider shall control.  The benefit provided pursuant to the terms of this Rider is a "Percentage of Growth Death Benefit."

Effective Date:  The Effective Date for the Percentage of Growth Death Benefit described in this Rider is shown in the Schedule
Supplement.

Death Benefit:  During the Accumulation Period we add the amount payable under this Percentage of Growth Death Benefit to any other death benefit payable under your Annuity or any applicable amendment, rider or endorsement attached thereto.  The method of calculating the Percentage of Growth Death Benefit is described in this Rider.  The provisions applicable to any other death benefit are described in your Annuity or any applicable amendment, rider or endorsement attached to your Annuity.  All such provisions regarding the eligibility, limits of applicability, including any suspension period due to a change in any designation, modes of payment to Beneficiaries or any other provision regarding the death benefit other than the method of calculation apply to this Percentage of Growth Death Benefit unless specifically indicated in this Rider.  This Percentage of Growth Death Benefit does not replace any other death benefit provided.

Percentage of Growth Death Benefit: The Percentage of Growth Death Benefit is the lesser of (a) and (b) where

(a)      is the specified percentage as shown in the Schedule Supplement of any "Growth" as defined below; and

(b)      is the maximum benefit as shown in the Schedule Supplement.

The applicable percentage and the maximum benefit are shown in the Schedule Supplement.

"Growth" equals the sum of Account Value in the Sub-accounts and the Interim Value in the Fixed Allocations of the Annuity as of
the date the death benefit becomes payable before addition of any amounts due pursuant to this Percentage of Growth Death Benefit or any minimum death benefit under the Annuity or any applicable amendment, rider or endorsement attached to it, less (a) and (b);
where

         (a)    is the "Purchase Payments" for the Annuity reduced proportionately by the amount of any withdrawals; and

         (b)    is an amount equal to any recovered "Credits", as defined below.

Each withdrawal reduces the Purchase Payments (for purposes of calculating Growth) by the same ratio as the amount of the withdrawal to the Account Value prior to such withdrawal.

"Credits" are amounts we may provide pursuant to your Annuity that, in accordance with its terms, are subject to recovery upon the death of the decedent if death occurs within a time period specified in your Annuity or after the date of death.  Credits are recovered as provided in your Annuity or any amendment thereto.

Charge for the benefit:  The charge is applied against the daily total value of each Sub-account in which Account Value is maintained in the Annuity to which this Rider is attached.  The charge is assessed each day at the daily equivalent of the rate shown in the Schedule Supplement.  This charge is included in the calculation of the Net Investment Factor the Annuity to which this Rider is attached.  This charge is included in the calculation of the Net Investment Factor of the Annuity to which this Rider is attached.  This charge does not apply on or after any date we transfer your Account Value in order to begin annuity payments.

Investment Limitations:  We may limit the investment options in which you may allocate Account Value.  Should we prohibit access to any investment option, any transfers required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year.  You are not bound by our investment limitations on or after the
Annuity Date unless required as part of the annuity option selected.

Effective Date after the Issue Date:  For purposes of this Percentage of Growth Death Benefit, if the Effective Date shown in the
Schedule Supplement is after the Annuity's Issue Date:

       (a)    We treat your Account Value on the Effective Date of this Rider as if it were a Purchase Payment; and

       (b)    We ignore all Purchase Payments and withdrawals that occurred before this Rider's Effective Date.

Misstatement  of Age or Sex:  If there has been a  misstatement  of the age/or sex of any person on whom  benefits  pursuant to this
Rider are based, we make adjustments to conform to the facts.

Elective Termination:  You may terminate this benefit at any time by contacting us at our Office, as defined in the Annuity.  We may require you to submit this Rider and the Schedule Supplement.

Termination Due to Deemed Distribution of all Taxable Gain:  We reserve the right to terminate this Percentage of Growth Death
Benefit as of the effective date of any transaction which we, in our sole discretion, consider to result in all the taxable gain in your Annuity being deemed distributed under applicable provisions of the Internal Revenue Code of 1986, as amended from time to time.  Such transactions include, but are not limited to, a loan from the Annuity, if permitted, a pledge or assignment of the
Annuity as collateral or for any other purpose, or a transfer to a new owner without adequate consideration.

Termination Upon Change in the Tax Treatment of the Annuity:  Unless we otherwise agree, this Percentage of Growth Death Benefit is terminated as of the effective date of any transaction which we, in our sole discretion, consider to result in a change in usage of the Annuity to which this Rider is attached, to the extent that such change would alter the applicable treatment of the
Annuity under the Internal Revenue Code.

Termination or Modification to Comply with Tax Requirements:  We may terminate or modify this Percentage of Growth Death Benefit if, in our sole discretion, we determine that this benefit or any feature thereof has an adverse impact on the income taxation of the Annuity to which it is attached, the benefit payable pursuant to this Rider or the tax treatment of the charges for this benefit.  We will notify you if coverage is terminated or modified for these reasons.  Should we modify this benefit due to tax reasons, we will offer you the option to terminate coverage.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                      President

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